

September 23, 2013

<u>Via E-mail</u>
Mr. Zoltan Nagy
Principal Executive Officer
Black Rock Petroleum Company
1361 Peltier Drive
Point Roberts, WA 982981

> **Re:** **Black Rock Petroleum Company**
> **Amendment No. 1 to Registration Statement on S-1**
> **Filed September 11, 2013**
> **File No. 333-189839**

Dear Mr. Nagy:

We have reviewed your amended registration statement and letter dated September 11, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to our letter dated August 2, 2013 and reissue prior comment six in part. In your letter of response please explain precisely how and where in your amended document you have addressed each such statement:
   - Your disclosure at page 14 that your officer and sole director intends to hire at least one person who has experience with your disclosure at page 31 that you "do not intend to hire additional employees at this time"; and
   - Your statement at page 33 that you will "be able to stay in business for at least one year by drop shipping oil and gas equipment" with the statement that "no revenues are anticipated until [you] begin selling oil and gas" at page 31.

The Spin-Off, page 7

Reasons for the Distribution, page 7

2. We note your disclosure at page 19 that you have had "no material business operations since inception on April 24, 2013" and have "yet to acquire or develop the necessary technology assets in support of [y]our business purpose to become an Internet-based wholesaler of oil and gas related equipment." Please revise your disclosure to clarify the "opportunity" available to you to "sell oil and gas field equipment and acquire oil and gas leases" and how you were presented with such opportunity.

Business, page 18

Blank Check Corporation, page 18

3. We reissue prior comment 3 in part. Please tell us whether you have any plans to change your business activities or combine with another business.

Sale of Oil and Gas Equipment, page 18

4. We reissue prior comment 10 in its entirety as you have not provided the requested disclosure. Please expand to discuss the nature of the potential suppliers. Disclose the size of these entities, what products they supply and what contacts or discussions you have had with these potential suppliers. As you do not have any agreements with them, provide us a basis for discussing these potential suppliers at this time.

Management's Discussion and Analysis or Plan of Distribution, page 31

Plan of Operation, page 31

5. We reissue prior comment 12 in part as you have not provided all of the requested disclosure. Please expand your plan of operations disclosure to substantiate how you intend to grow your operations and revenue over the next 12 months. Your disclosure should detail your plans for initiating your oil and gas equipment operations.

6. We reissue prior comment 13 in part as you have not provided all of the requested disclosure. Please clarify the timeframe in which you intend to begin developing your website and the expected timeframe for when your website, database and customer service department described at page 18 will be operational.

Financial Statements, page 41

7. Your financial statements are now stale. Please update your financial statements and related information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.


Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief


cc: Conrad C. Lysiak